ORDINARY SHAREHOLDERS’ MEETING

By order of the Board of Directors, an Ordinary Shareholders’ Meeting will be held on February 26, 2008, at 10:00 a.m., at the offices of the Bank located at Rosario Norte 660, 24th floor, Las Condes, Santiago, for the purpose of submitting to the shareholders’ consideration those matters of their competence, and specially, the following:

1.	Approval of the Annual Report, Financial Statements and notes thereto and report of the external auditors, regarding the fiscal year beginning January 1 and ended December 31 of 2007.

2.	Appointment of external auditors for fiscal year 2008.

3.	Election of substitute Director.

4.	Establishment and approval of the compensation of the Board of Directors.

5.	Presentation on operations covered by Article 44 of Law Nº18.046.

6.	Determination of the Board proposal to distribute 100% of the net income for the year ended December 31, 2007, which amounted to CLP$51,049,009,909, which means the distribution of a dividend per share of CLP$0.22497540660054. If approved, the dividend will be paid at the end of the Shareholder’s Meeting to those shareholders of record listed in the Shareholder’s Registry five labor days prior the payment date.

7.	Determination of the dividend policy proposed by the Board on maintaining the distribution of at least 50% of each fiscal year net income.

8.	Determination of the compensation and budget of the Directors Committee and report on its activities.

9.	Determination of the compensation and budget of the Audit Committee and report on its activities.

10.	Determination on the newspaper for publications.

Pursuant to Article 49 N°12 of the General Banking Law, it is hereby announced that the Balance Sheet and Statement of Income for the fiscal year 2006, were published in the Diario Financiero on February 7, 2008, and are available at www.bancocorpbanca.cl.

CHAIRMAN

PARTICIPATION IN THE MEETING

Only the holders of CORPBANCA shares who are record shareholders in the Bank’s Shareholders’ Registry as of the fifth business day prior to the scheduled date of the Shareholder’s Meeting will be allowed to attend the meeting.

ACREDITATION OF PROXIES

The accreditation of proxies will take place on the date of the Shareholder’s Meeting between 8:45 and 10:00 a.m.

CHIEF EXECUTIVE OFFICER